RICHARDSON & PATEL LLP

10900 Wilshire Boulevard

Suite 500

Los Angeles, CA 90024

Telephone (310) 208-1182

Facsimile (310) 208-1154

February 19, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joe Cascarano

Facsimile: (202) 772-9205

RE:	i2 Telecom Internationl, Inc.

Form 10-KSB and 10-KSB/A for the Fiscal Year Ended December 31, 2006

Filed April 2, 2007 and August 23, 2007, respectively, and

Form 10-QSB/A for the Fiscal Quarters Ended June 30, 2007 and September 30, 2007

Filed August 23, 2007 and November 14, 2007

Response Letter Dated June 15, 2006

File No. 000-27704

Ladies and Gentlemen:

Reference is made to Mr. Larry Spirgel’s letter (the “Comment Letter”) dated January 31, 2008 to Mr. Paul R. Arena, Chief Executive Officer of i2 Telecom International, Inc. (the “Company”) regarding the above-referenced file.

The Company shall respond to the comments raised in the Comment Letter on or before February 29, 2008. The Company requires this additional time to complete its response because of the time involved with analysis of the useful life of an intangible asset as requested in Comment 1.

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL LLP

/s/ Peter Hogan

Peter Hogan

cc: Paul Arena